[Marathon Logo]	5555 San Felipe Road (77056-2725) P. O. Box 3128 (77253-3128) Houston, TX Telephone 713/629-6600

April 30, 2010

Christopher J. White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-05153

Dear Mr. White:

Set forth below are responses from Marathon Oil Corporation to comments of the staff of the United States Securities and Exchange Commission, dated April 8, 2010, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover page

Comment 1
We note that you have “made no determination that [your executive officers and directors] are ‘affiliates’ within the meaning of Rule 405 of the Securities Act of 1933.”  Please explain on what basis these individuals could disclaim affiliate status.

Response

Under Rule 405 of the Securities Act of 1933 (the “Act”), an “affiliate” is defined to be a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.  Also under Rule 405, the term  “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

The instructions to Form 10-K state that if a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided that the assumptions are set forth in this Form.

Consistent with the instructions to Form 10-K, we made no determination as to whether our directors and executive officers are “affiliates” under Rule 405 of the Act.  Further, we have found no basis upon which these individuals could disclaim affiliate status.  Therefore, we excluded shares of common stock held by our directors and executive officers from the computation of the aggregate market value of common stock held by non-affiliates.

In our 2010 Form 10-K, we will revise our disclosure to state the following:

Shares of Common Stock held by directors and executive officers of the registrant are not included in the computation. The registrant, solely for the purpose of this required presentation, has deemed its directors and executive officers to be affiliates.

Business, page 1

Gross and Net Acreage, page 9

Comment 2
We note the table on page 9 indicating that you have a total of 4.8 million net undeveloped acres as compared to 3.3 million net developed acres worldwide.  Please confirm that the undeveloped acres do not have minimum remaining terms of leases or concessions that are material.

Response

We will include a disclosure similar to the following in our 2010 Form 10-K:

Of the 4.8 million net undeveloped acres held at December 31, 2009, 10 percent, 5 percent and 4 percent of these acres were scheduled to expire in the years 2010, 2011 and 2012, respectively.

As we do not have a material investment in the acreage expiring above, we did not deem it material to disclose in our 2009 Form 10-K.

Reserves, page 10

Changes in Proved Undeveloped Reserves, page 13

Comment 3
We note from your disclosure, in combination with your tabular presentation of “Estimated Quantities of Proved Oil and Gas Reserves” on page 126, that your total proved undeveloped reserves increased from 289 mmboe at the end of 2008 (including reserves attributed to discontinued operations) to 492 mmboe at the end of 2009, a net increase of 203 mmboe.  Additionally, you state that you added 290 mmboe, primarily attributed to the inclusion of 211 mmboe of synthetic crude oil, and transferred 38 mmboe to proved developed reserves.  In reconciling this activity from your disclosures, there appears to be an unexplained net change of 30 mmboe (10.4% of beginning reserves), which appears to consist of an unexplained gross increase of 79 mmboe (27.3% of beginning reserves), and an unexplained gross decrease of 49 mmboe (17.0% of beginning reserves).

Accordingly, please expand your disclosure to address any additional material gross changes to your proved undeveloped reserves, as required by Item 1203(b) of Regulation S-K, or explain to us why, if true, you consider the remaining unexplained changes to not be material, accompanied by your underlying analysis.

Response
The total proved undeveloped reserves for Marathon Oil Company can be reconciled as follows (mmboe):
December 31, 2008	289
Synthetic crude oil	211
Other additions	79
Transfers to proved developed	(38)
Sales	(16)
Other changes	(33)
December 31, 2009	492

The “other additions” and “other changes” in the table above were the result of many factors including, but not limited to, successful development drilling, better or lower than expected performance and depressed gas prices in certain producing properties. The largest change related to a single field within “Other additions” of 79 mmboe or “Other changes” of (33) mmboe was 4 percent of our year end 2008 proved undeveloped reserves, which we deemed to be immaterial.

Comment 4
We note that 31% of your 492 mmboe of proved undeveloped reserves have been classified as such for more than five years, and primarily relate to your compression project in Equatorial Guinea, which was sanctioned by your Board of Directors in 2004.  Though you now state you expect this project to be completed by 2014, the time elapsed to date, as well as the remaining projected time to completion, and amount of associated proved undeveloped reserves continuing to be reported, appear to be significant.  With a view towards expanded disclosure, please tell us: (1) why this project is taking so long, (ii) what significant investments and progress were made during the most recent year, (iii) why you expect it to require an additional four years to complete, and (iv) why you continue to believe that the associated proved undeveloped reserves are appropriate for continued reporting at this time.  Refer to Item 1203 of Regulation S-K for additional guidance.

Response
Alba Field, which lies offshore the country of Equatorial Guinea in west Africa, is a natural gas and gas condensate accumulation with approximately 3.5 trillion cubic feet of total gross proved reserves, of which we own a 63 percent operated working interest.  The reservoir is a high permeability, normally pressured reservoir.  As supported by the Netherland, Sewell & Associates, Inc. reserves audit included in Exhibit 99.2, the reserves in question have a very high degree of technical certainty, clearly meeting the requirement of reasonable certainty of recovery for proved undeveloped reserves.  Performance of this field has exceeded expectations and production is not expected to experience a natural decline from facility-limited plateau production until 2014, or possibly 2015.  The timing of the installation of compression is being driven by the reservoir performance.

Our Board of Directors approved the compression project in 2004 in order to develop reserves that would not be recovered without the installation of the equipment.  Work on compression was initiated in 2007 with the creation of a formal integrated project team.  Capital expenditures to date total $22 million.  The project team entered the engineering and design phase in 2009.  Bids have been solicited for design, fabrication and installation of an offshore compression platform.  These bids are currently being evaluated as part of the 2010 work scope.

Because the project to develop the undeveloped reserves is currently underway, Marathon maintains that the volumes are appropriately reported as proved undeveloped reserves at this time.

In future filings we will provide greater transparency into significant projects with reserves classified as proved undeveloped for more than five years.  The following illustrates the disclosure we would provide:

The majority of this volume is related to a compression project in Equatorial Guinea that was sanctioned by the Board of Directors in 2004.  The timing of the installation of compression is being driven by better than expected reservoir performance.

Management’s Discussion and Analysis, Page 40

Overview, page 40

Comment 5
We note your disclosure on pages 54 and 58 that your approved capital, investment, and exploration budget for 2010 represents a 17% decrease from your 2009 spending.  With a view towards disclosure, please tell us whether the decrease in spending reflects any material opportunities, challenges, and risks on which you are focused in both the short and long term.

Response
Our projected capital, investment and exploration budget for 2010 represents a 17 percent decrease from our 2009 spending, primarily as a result of the completion of our Garyville refinery expansion in 2009 (disclosed on page 59) and nearing the completion of our Jackpine mine expansion (disclosed on page 58).  We have shifted spending in 2010 to our Exploration and Production segment, as a result of completing these major projects in our Refining, Marketing and Transportation and Oil Sands Mining segments.  We believe that we appropriately disclose our material opportunities, challenges and risks, both short and long term on pages 58-60 of our 2009 Form 10-K.

Exploration and Production, page 40

Comment 6
You state that a large portion of your natural gas sales in Alaska and Equatorial Guinea are subject to term contracts.  Please tell us what consideration you gave to disclosing the information required by Item 1207 or Regulation S-K and how you concluded that such disclosure was not required.

Response
We considered the reporting requirements of Item 1207 - Delivery Commitments of Regulation S-K in preparing our 2009 Form 10-K.  We determined that our existing delivery commitments are not material to Marathon’s ongoing operations and results.

While a substantial portion of our natural gas sales from Alaska are under term contracts, Alaska represents only 9 percent of our total annual natural gas sales volumes.  We have not experienced difficulties meeting the volume requirements of these contracts and believe that our reserves are sufficient to fulfill all of our contractual obligations.

Our contracts for natural gas sales in Equatorial Guinea do not qualify for reporting under Item 1207-Delivery Commitments of Regulation S-K because the quantities under contract are not “fixed and determinable” as required by paragraph (a) of Item 1207. The methanol and liquefied natural gas plants in Equatorial Guinea purchase the quantities of dry gas that are available and there is no stated quantity required in the contract.  We refer to the contract as a term contract because the duration is specified, not the quantity required.

Comment 7
In several places in the MD&A section, you disclose that the reason for decreases in your results of operations was due to lower or higher liquid hydrocarbon, synthetic crude oil, and natural gas “realizations.”  Please expand to explain in better detail what you mean by “realization,” the components of realization and why realizations were lower for the period discussed.

Response
The term “realization,” which is synonymous with our average sales price per unit, is calculated by dividing revenue (recognized in accordance with GAAP, excluding the impact of derivatives) by volumes sold, net of royalties. Realizations in 2009 were lower than 2008, reflecting lower market prices for crude oil and natural gas as disclosed on pages 40 through 41 of the 2009 Form 10-K.  As stated in this overview section, fluctuations in these market prices significantly impact our revenue and therefore our realizations.

Note 1 – Summary of Principal Accounting Policies, page 79

Property, Plant and Equipment – Property Acquisition Costs, page 81

Comment 8
We note your policy for capitalized costs related to oil sands mining appears to describe the legacy mining policy you followed prior to 2009, rather than a policy that corresponds with ASU No. 2010-03, which aligns oil and gas reserve estimation and disclosure requirements of FASB ASC Topic 932 with new Item 1200 of Regulation S-K.  Please confirm to us that you applied FASB ASC Topic 932 to your oil sands mining activities, including related exploration activities, during 2009 and, if so, revise your disclosure accordingly.  If you did not apply FASB ASC Topic 932 to your oil sands mining activities, please tell us why, and provide your supporting rationale for not doing so, as well as what the estimated impact would have been if you had applied the new standard.

Response
We did not apply the guidance in ASU No. 2010-03 to the accounting for our oil sands mining activities for the year 2009; instead, we applied our legacy mining accounting policy for the year 2009.  We did apply the guidance in ASU No. 2010-03 to reserve estimation and disclosure for our oil sands mining activities as of December 31, 2009.  This was in accordance with the transition requirements of the ASU as stated in 932-10-65-1(a) and (c).

The definition of “oil and gas producing activities” as amended by ASU 2010-03 requires a registrant to include oil sands operations as part of its oil and gas producing activities.  However, there are dual effective dates in this ASU.  932-10-65-1(a) provides an effective date for annual reporting periods ending on or after December 31, 2009, except as specified in (b).  Early adoption is prohibited.  Additionally, the transition provisions in 932-10-65-1(c) state that the application of the remaining content of Topic 932 is to be applied prospectively as a change in accounting principle that is inseparable from a change in accounting estimate.  The FASB also provided for special transition provisions which modify the normal disclosures required for this kind of accounting change per Topic 250 (Accounting Changes).

Because we were to apply the reserve calculation effective for annual reporting periods ending on or after December 31, 2009 (prospective application only), we were not able to adjust retroactively the DD&A rate at the beginning of 2009.  Based on our understanding of the transition rules in ASU No. 2010-03 described above, such retroactive adjustment was prohibited.

As the transition provisions under 932-10-65-1(c)(1) do not permit early adoption of Topic 932, we have not quantified the effect of early adoption.  We did disclose in our 2009 Form 10-K that there will be an impact on the amount of depreciation, depletion, and amortization expense recognized in future periods and that we expect this effect when compared to prior periods will not be significant (see Note 2 Accounting Standards on page 84).

Comment 9
Please expand your disclosure to also describe the depletion base for your capitalized costs related to your oil sands mining activities.

Response
Through the end of 2009, we applied the mining industry guide (Guide 7).  Beginning in 2010, we applied FASB ASC Topic 932.  This change increased the Oil Sands Mining segment depreciation, depletion and amortization expense by less than 5 percent.

Please refer to our response to comment 10 below for our revised policy disclosure.

Property, Plant and Equipment – Depreciation, Depletion and Amortization, page 81

Comment 10
We note you depreciate and deplete capitalized costs related to your producing oil and natural gas properties on a units-of-production basis, based on estimated proved oil and gas reserves.  Please tell us whether you also applied such policy to capitalized costs of exploratory wells and development costs and, if so, why.  If capitalized costs of exploratory wells and development costs are not amortized based on your disclosed policy, please expand your policy disclosure to address your amortization policy for exploratory and development costs capitalized.  Refer to FASB ASC Topic 932-360-35-7 for additional guidance.

Response
Capitalized costs of exploratory wells and development costs are depreciated and depleted on a units-of-production basis based on estimated proved developed oil and gas reserves.

In our 2010 Form 10-K, we will revise our policy disclosure as follows:

Depreciation, depletion and amortization – Capitalized costs to acquire oil and natural gas properties, which include our bitumen mining and upgrading facilities, are depreciated and depleted on a units-of-production basis based on estimated proved reserves.  Capitalized costs of exploratory wells and development costs are depreciated and depleted on a units-of-production basis based on estimated proved developed reserves.  Support equipment and other property, plant and equipment related to oil and gas producing and oil sands mining activities are depreciated on a straight-line basis over their estimated useful lives which range from 5 to 39 years.

Exhibit 99.2

Comment 11
Please provide the disclosure required by Item 1202(a)(8) of Regulation S-K, such as the date on which the report was completed, the proportion of the registrant’s total reserves covered by the report, and a statement that NSAI has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

Response
Attached is a letter from Netherland, Sewell & Associates, Inc. detailing the disclosure required by Item 1202(a)(8) of Regulation S-K.

Exhibit 99.3

Comment 12
The closing paragraph states in part that the report “was prepared for the exclusive use of Marathon Oil Corporation and may not be put to other use without our prior written consent for such use.”  As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response
Ryder Scott Company, L.P. ("Ryder Scott") prepared a report (the "Report") entitled "Estimated Future Reserves Attributable to Certain Leasehold and Royalty Interests - SEC Parameters - As of December 31, 2008," which was included as Exhibit 99.3 to our Form 10-K for year-end December 31, 2009.  Ryder Scott conducted a reserves audit on a portion of our reserve estimates.  Under the section entitled "Terms of Usage," the Report provides that "[t]his report was prepared for the exclusive use of Marathon Oil Corporation and may not be put to other use without our prior written consent for such use." (emphasis added). Ryder Scott consented to the use of the Report being filed as an exhibit to Marathon's Form 10-K for year-end December 31, 2009 (See Exhibit 23.3 to the 2009 Form 10-K).  By consenting to the incorporation by reference of the Report into the 2009 Form 10-K, we do not believe there is a limit to the audience.  In addition, we do not believe there is a limit with respect to potential investor reliance as the Report is part of the Form 10-K, and its permitted use is specifically for that purpose.

It is also our understanding that Ryder Scott is working with the SEC Staff on this matter.

_____________________________

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333 or Richard J. Kolencik, Sr. Group Counsel at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Janet F. Clark

Janet F. Clark Executive Vice President and Chief Financial Officer

[ NSAI Logo]	April 12, 2010

Ms. Delores Hinkle
Marathon Oil Company
5555 San Felipe Road
Houston, Texas 77056

Dear Ms. Hinkle:

In accordance with your request, we have prepared this letter with respect to our report dated March 30, 2009.  We prepared a reserves certification and deliverability analysis, as of December 31, 2008, of certain oil and gas properties located in Alba Field, offshore Equatorial Guinea, Africa.  It is our understanding that the proved reserves estimated in the March 30 report constituted approximately 37.7 percent of all proved reserves owned by Marathon Oil Company, as of December 31, 2008.  The estimates of reserves in the March 30 report were prepared in accordance with the definitions and guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers.

For the purposes of the March 30 report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests.  The reserves in the March 30 report were estimated using deterministic methods; these estimates were prepared in accordance with generally accepted petroleum engineering and evaluation principles.  We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to PRMS definitions and guidelines.  In evaluating the information at our disposal concerning the March 30 report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
/s/ G. Lance Binder

G. Lance Binder, P.E. Executive Vice President

DFN:MZS